UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR ANY MATERIALS THEMSELVES INCORPORATED BY REFERENCE INTO INFORMATION FURNISHED IN THIS REPORT ON FORM 6-K AND THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2026).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept

Date: January 30, 2026

January 30, 2026

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the nine months ended December 31, 2025 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Toru Nakashima

Investors meeting presentation for financial results: Not scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the nine months ended December 31, 2025)

 (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent

Nine months ended December 31, 2025			¥ 7,934,366	3.7%	¥1,899,055	17.3%	¥1,394,768	22.8%
Nine months ended December 31, 2024			7,652,260	14.4	1,619,085	35.3	1,135,971	43.3
Notes:	1.	Comprehensive income:
		(a) for the nine months ended December 31, 2025: ¥ 1,923,729 million [75.8%]
		(b) for the nine months ended December 31, 2024: ¥ 1,094,402 million [(31.4)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

			Earnings per share		Earnings per share (Diluted)
Nine months ended December 31, 2025			¥ 362.20		¥ 362.12
Nine months ended December 31, 2024			289.99		289.92
Note:	On October 1, 2024, Sumitomo Mitsui Financial Group, Inc. (“the Company”) executed a three-for-one split of its common stock, with a record date of September 30, 2024. Earnings per share and Earnings per share (Diluted) reflect the impact of the stock split.

(2) Financial position
(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
As of December 31, 2025			¥ 316,731,786		¥ 15,786,704		4.9%
As of March 31, 2025			306,282,015		14,841,509		4.8
Notes:	1.	Stockholders’ equity:
		(a) as of December 31, 2025: ¥ 15,651,179 million (b) as of March 31, 2025: ¥ 14,703,435 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2025	¥ —	¥ 180.00	¥ —	¥ 62.00	¥ —
Fiscal year ending March 31, 2026	—	78.00	—
Fiscal year ending March 31, 2026 (Forecast)				79.00	157.00

Notes:	1.	Dividend forecast remains unchanged.
2.

On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. For the fiscal year ended March 31, 2025, the cash dividends per share for the 4th quarter reflect the impact of the stock split, and the annual cash dividends per share are stated as “—.” If the stock split is not taken into account, the 4th quarter and annual cash dividends per share would have been ¥186 and ¥366, respectively. The cash dividends per share for the 2nd quarter and annual cash dividends per share after reflecting the stock split are ¥60 and ¥122, respectively.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2026)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2026	¥ 1,500,000	27.3%	¥ 390.16

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.

At the Board of Directors meeting held on November 14, 2025, the Company resolved to acquire treasury stock. Forecasted earnings per share are calculated by dividing the forecasted profit attributable to owners of parent by the number of common stock shares. The number of common stock shares used as the basis for this calculation is the average of “the number of issued common stock shares at the beginning of the period (excluding treasury stock)” and “the expected number of issued common stock shares at the end of the period,” represented by the number of shares as of the end of the third quarter (excluding treasury stock) after reflecting the aforementioned acquisition of treasury stock.

[Notes]

(1) There were no changes in material consolidated subsidiaries during the period.

(2) Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 5 “3. Notes to quarterly consolidated financial statements.”

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: No

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

(4) Number of shares issued (common stocks)

	As of December 31, 2025	As of March 31, 2025
(a) Number of shares issued (including treasury stocks)	3,857,407,640 shares	3,884,445,458 shares
(b) Number of treasury stocks	29,270,960 shares	10,651,848 shares

	Nine months ended December 31, 2025	Nine months ended December 31, 2024
(c) Average number of shares issued during the period	3,850,846,378 shares	3,917,225,669 shares

Notes:	1.

The Company has introduced a “Stock grant trust for employees” (hereinafter, the “Trust”), and the shares of the Company held by the Trust are included in the number of treasury stock to be deducted when calculating both the number of treasury stock and the average number of shares issued during the period.

2.

On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. The average number of shares issued during the period reflects the impact of the stock split.

[Note on quarterly review process]

The external auditor’s review of the quarterly consolidated financial statements : No

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* Appendix: Financial results for the nine months ended December 31, 2025 supplementary information

Sumitomo Mitsui Financial Group, Inc.

I. Consolidated operating results for the nine months ended December 31, 2025 (fiscal 2025)

The subject matter is described in the “Overview of 3Q FY3/2026” disclosed on January 30, 2026 (Friday), which is available on our website at https://www.smfg.co.jp/english/investor/financial/latest_statement.html.

The information is posted under FY 2025 ending March 31, 2026, Financial Results section, Third Quarter, Overview of performance, on the above website.

Sumitomo Mitsui Financial Group, Inc.

II. Quarterly consolidated financial statements and main notes

1. Quarterly consolidated balance sheets

	Millions of yen
	March 31, 2025	December 31, 2025

Assets:
Cash and due from banks	¥75,590,583	¥69,260,055
Call loans and bills bought	5,197,978	6,505,392
Receivables under resale agreements	16,205,759	19,469,791
Receivables under securities borrowing transactions	5,799,821	5,751,748
Monetary claims bought	5,618,985	6,134,892
Trading assets	11,976,375	15,310,913
Money held in trust	32,272	36,592
Securities	40,760,968	40,638,541
Loans and bills discounted	111,136,239	117,344,675
Foreign exchanges	2,712,573	2,162,987
Lease receivables and investment assets	231,199	216,856
Other assets	13,722,960	15,505,536
Tangible fixed assets	1,006,556	1,053,597
Intangible fixed assets	1,017,322	1,071,882
Net defined benefit asset	987,288	1,032,358
Deferred tax assets	71,261	97,991
Customers’ liabilities for acceptances and guarantees	15,139,799	16,085,990
Reserve for possible loan losses	(925,931)	(948,019)

Total assets	¥306,282,015	¥316,731,786

Liabilities:
Deposits	¥171,498,651	¥176,802,490
Negotiable certificates of deposit	17,175,391	16,447,629
Call money and bills sold	4,378,276	3,235,666
Payables under repurchase agreements	25,797,136	26,094,224
Payables under securities lending transactions	2,183,655	1,664,376
Commercial paper	2,686,483	3,608,267
Trading liabilities	9,726,615	12,153,731
Borrowed money	11,355,209	9,460,833
Foreign exchanges	1,771,839	1,593,871
Short-term bonds	728,200	586,312
Bonds	13,352,392	14,726,703
Due to trust account	1,041,660	1,512,257
Other liabilities	13,700,199	15,885,940
Reserve for employee bonuses	130,464	88,717
Reserve for executive bonuses	5,433	—
Net defined benefit liability	33,890	35,402
Reserve for executive retirement benefits	1,007	850
Reserve for point service program	32,656	33,653
Reserve for reimbursement of deposits	5,573	2,947
Reserve for losses on interest repayment	242,127	230,633
Reserves under the special laws	5,365	6,280
Deferred tax liabilities	422,050	662,150
Deferred tax liabilities for land revaluation	26,424	26,150
Acceptances and guarantees	15,139,799	16,085,990

Total liabilities	291,440,506	300,945,082

Net assets:
Capital stock	2,345,960	2,346,888
Capital surplus	611,423	586,966
Retained earnings	8,290,170	8,822,017
Treasury stock	(38,512)	(127,286)

Total stockholders’ equity	11,209,042	11,628,585

Net unrealized gains (losses) on other securities	1,930,834	2,414,111
Net deferred gains (losses) on hedges	(168,604)	(237,643)
Land revaluation excess	32,849	29,719
Foreign currency translation adjustments	1,411,827	1,565,142
Accumulated remeasurements of defined benefit plans	287,487	251,265

Total accumulated other comprehensive income	3,494,393	4,022,594

Stock acquisition rights	767	642
Non-controlling interests	137,306	134,882

Total net assets	14,841,509	15,786,704

Total liabilities and net assets	¥306,282,015	¥316,731,786

Sumitomo Mitsui Financial Group, Inc.

2. Quarterly consolidated statements of income and quarterly consolidated statements of comprehensive income

  (Quarterly consolidated statements of income)

	Millions of yen

Nine months ended December 31	2024	2025

Ordinary income	¥7,652,260	¥7,934,366
Interest income	5,214,666	5,330,631
Interest on loans and discounts	3,023,432	3,027,364
Interest and dividends on securities	683,234	721,263
Trust fees	7,010	8,412
Fees and commissions	1,401,779	1,520,131
Trading income	222,109	183,472
Other operating income	254,406	336,253
Other income	552,290	555,465
Ordinary expenses	6,033,174	6,035,311
Interest expenses	3,535,091	3,384,457
Interest on deposits	1,288,630	1,275,788
Fees and commissions payments	231,110	218,877
Other operating expenses	171,482	182,577
General and administrative expenses	1,772,978	1,899,234
Other expenses	322,512	350,163

Ordinary profit	1,619,085	1,899,055

Extraordinary gains	2,423	2,305
Extraordinary losses	9,061	7,141

Income before income taxes	1,612,448	1,894,219

Income taxes	470,023	501,867

Profit	1,142,424	1,392,351

Profit (loss) attributable to non-controlling interests	6,452	(2,416)

Profit attributable to owners of parent	¥1,135,971	¥1,394,768

(Quarterly consolidated statements of comprehensive income)
	Millions of yen

Nine months ended December 31	2024	2025

Profit	¥1,142,424	¥1,392,351
Other comprehensive income (losses)	(48,021)	531,378
Net unrealized gains (losses) on other securities	(136,601)	485,794
Net deferred gains (losses) on hedges	(83,990)	(67,568)
Land revaluation excess	—	(776)
Foreign currency translation adjustments	180,852	204,602
Remeasurements of defined benefit plans	(21,238)	(36,305)
Share of other comprehensive income of affiliates	12,955	(54,368)

Total comprehensive income	1,094,402	1,923,729

Comprehensive income attributable to owners of parent	1,081,953	1,925,322
Comprehensive income attributable to non-controlling interests	12,449	(1,592)

Sumitomo Mitsui Financial Group, Inc.

3. Notes to quarterly consolidated financial statements

(Application of special accounting methods used for preparing quarterly consolidated financial statements)

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2026 including the period for the nine months ended December 31, 2025. The amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group, Inc.

(Notes to segment and other related information)

1. Information on profit and loss amount by reportable segment

	Millions of yen
Nine months ended December 31, 2024	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥671,700	¥1,012,900	¥1,075,700	¥535,800	¥(133,814)	¥3,162,286
General and administrative expenses	(244,000)	(810,700)	(690,600)	(148,400)	120,722	(1,772,978)
Others	92,300	3,300	83,500	25,900	(134,485)	70,515

Consolidated net business profit	¥520,000	¥205,500	¥468,600	¥413,300	¥(147,577)	¥1,459,823

Notes:	1. Figures shown in parentheses represent a loss.
2. “Others” includes equity in the profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3. “Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Nine months ended December 31, 2025	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥874,500	¥1,119,400	¥1,158,800	¥513,200	¥(72,912)	¥3,592,988
General and administrative expenses	(301,000)	(829,100)	(768,900)	(166,900)	166,666	(1,899,234)
Others	111,100	3,500	121,000	28,800	(156,377)	108,023

Consolidated net business profit	¥684,600	¥293,800	¥510,900	¥375,100	¥(62,624)	¥1,801,776

Notes:	1. Figures shown in parentheses represent a loss.
2. “Others” includes equity in the profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3. “Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2. Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Nine months ended December 31, 2024	Millions of yen
Consolidated net business profit	¥1,459,823
Other ordinary income (excluding equity in gains of affiliates)	481,774
Other ordinary expenses	(322,512)

Ordinary profit on quarterly consolidated statements of income	¥1,619,085

Note:  Figures shown in parentheses represent a loss.

Nine months ended December 31, 2025	Millions of yen
Consolidated net business profit	¥1,801,776
Other ordinary income (excluding equity in gains of affiliates)	447,442
Other ordinary expenses	(350,163)

Ordinary profit on quarterly consolidated statements of income	¥1,899,055

Note:  Figures shown in parentheses represent a loss.

(Material changes in stockholders’ equity)

Not applicable.

(Note on going concern)

Not applicable.

Sumitomo Mitsui Financial Group, Inc.

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows were not prepared for the nine months ended December 31, 2025. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the nine months ended December 31, 2024 and 2025 were as follows:

	Millions of yen
Nine months ended December 31	2024	2025
Depreciation	¥187,859	¥192,825
Amortization of goodwill	21,175	20,031

Financial results

for the nine months

ended December 31, 2025

- Supplementary information -

1.	Operating results	Consolidated	Non-consolidated	…	1

2.	Interest spread (domestic)		Non-consolidated	…	3

3.	Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act	Consolidated	Non-consolidated	…	3

4.	Unrealized gains (losses) on securities	Consolidated	Non-consolidated	…	4

5.	Deposits and loans		Non-consolidated	…	5

Notes:

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of December 31, 2025 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Nine months ended December 31, 2025 (A)	Change (A) - (B)	Nine months ended December 31, 2024 (B)
Consolidated gross profit	1	3,592,988	430,701	3,162,286
Net interest income	2	1,946,173	266,598	1,679,574
Trust fees	3	8,412	1,402	7,010
Net fees and commissions	4	1,301,254	130,585	1,170,668
Net trading income	5	183,472	(38,636)	222,109
Net other operating income	6	153,676	70,752	82,923
General and administrative expenses	7	(1,899,234)	(126,256)	(1,772,978)
Equity in gains (losses) of affiliates	8	108,023	37,507	70,515

Consolidated net business profit	9	1,801,776	341,953	1,459,823

Total credit cost	10	(216,782)	(58,759)	(158,022)
Credit costs	11	(243,116)	(72,282)	(170,833)
Write-off of loans	12	(125,008)	2,548	(127,556)
Provision for reserve for possible loan losses	13	(91,672)	(75,407)	(16,265)
Others	14	(26,435)	576	(27,011)
Recoveries of written-off claims	15	26,333	13,522	12,811
Gains (losses) on stocks	16	352,527	(78,671)	431,198
Other income (expenses)	17	(38,466)	75,447	(113,913)

Ordinary profit	18	1,899,055	279,969	1,619,085

Extraordinary gains (losses)	19	(4,836)	1,800	(6,637)
Gains (losses) on disposal of fixed assets	20	(1,636)	1,748	(3,384)
Losses on impairment of fixed assets	21	(2,285)	155	(2,440)
Income before income taxes	22	1,894,219	281,770	1,612,448
Income taxes	23	(501,867)	(31,843)	(470,023)
Profit	24	1,392,351	249,926	1,142,424
Profit (loss) attributable to non-controlling interests	25	2,416	8,869	(6,452)

Profit attributable to owners of parent	26	1,394,768	258,796	1,135,971

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2.   Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3.   The amount of Income taxes includes income taxes-deferred.

	Number of consolidated subsidiaries and affiliates
		December 31, 2025		March 31, 2025
			Change
Consolidated subsidiaries	27	178	6	172
Equity method affiliates	28	264	20	244

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Nine months ended December 31, 2025 (A)	Change (A) - (B)	Nine months ended December 31, 2024 (B)
Gross banking profit	1	2,037,602	297,494	1,740,107
Net interest income	2	1,408,319	231,751	1,176,567
Trust fees	3	3,025	539	2,485
Net fees and commissions	4	425,935	21,264	404,671
Net trading income	5	11,561	(29,940)	41,501
Net other operating income	6	188,759	73,878	114,881

Gains (losses) on bonds	7	24,371	10,811	13,560
Expenses (excluding non-recurring losses)	8	(836,093)	(53,317)	(782,775)
Personnel expenses	9	(343,824)	(8,634)	(335,189)
Non-personnel expenses	10	(441,722)	(41,595)	(400,127)
Taxes	11	(50,545)	(3,087)	(47,458)

Banking profit (before provision for general reserve for possible loan losses)	12	1,201,508	244,177	957,331

Gains (losses) on bonds	13	24,371	10,811	13,560
Core banking profit (12-13)	14	1,177,137	233,365	943,771
excluding gains (losses) on cancellation of investment trusts	15	1,130,503	249,332	881,170

Provision for general reserve for possible loan losses	16	—	—	—
Banking profit	17	1,201,508	244,177	957,331
Non-recurring gains (losses)	18	456,167	31,542	424,624
Credit costs	19	(6,187)	15,016	(21,203)
Gains on reversal of reserve for possible loan losses	20	21,296	15,789	5,506
Recoveries of written-off claims	21	14,294	14,294	0
Gains (losses) on stocks	22	333,402	(77,745)	411,147
Gains on sales of stocks	23	358,452	(70,506)	428,958
Losses on sales of stocks	24	(8,724)	(8,385)	(338)
Losses on devaluation of stocks	25	(16,325)	1,146	(17,471)
Other non-recurring gains (losses)	26	93,361	64,187	29,173

Ordinary profit	27	1,657,676	275,719	1,381,956

Extraordinary gains (losses)	28	(3,200)	565	(3,766)
Gains (losses) on disposal of fixed assets	29	(1,413)	1,519	(2,932)
Losses on impairment of fixed assets	30	(1,787)	(953)	(833)
Income before income taxes	31	1,654,475	276,285	1,378,190
Income taxes	32	(404,177)	(39,463)	(364,714)

Net income	33	1,250,298	236,821	1,013,476

Total credit cost (16+19+20+21)	34	29,403	45,100	(15,696)
Provision for general reserve for possible loan losses	35	89,904	55,362	34,542
Write-off of loans	36	(10)	12,381	(12,392)
Provision for specific reserve for possible loan losses	37	(78,916)	(55,829)	(23,086)
Losses on sales of delinquent loans	38	(6,176)	2,634	(8,811)
Provision for loan loss reserve for specific overseas countries	39	10,307	16,256	(5,948)
Recoveries of written-off claims	40	14,294	14,294	0

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. The amount of Income taxes includes income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated						(%)
	Nine months ended					Nine months ended December 31, 2024 (B)
	December 31, 2025 (A)
	April 1 - June 30	July 1 - September 30	October 1 - December 31		Change (A) - (B)
Interest earned on loans and bills discounted (a)	1.26	1.30	1.34	1.30	0.32	0.98
Interest paid on deposits, etc. (b)	0.18	0.19	0.19	0.19	0.14	0.05
Interest spread (a) - (b)	1.08	1.11	1.15	1.11	0.18	0.93

Reference: The figures below exclude loans to the Japanese government, among others.
Interest earned on loans and bills discounted (c)	1.27	1.30	1.34	1.30	0.30	1.00
Interest spread (c) - (b)	1.09	1.11	1.15	1.11	0.16	0.95

3. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act

Consolidated				(Billions of yen)
		December 31, 2025		March 31, 2025
			Change from March 31, 2025
Bankrupt and quasi-bankrupt loans	1	94.4	19.1	75.2
Doubtful loans	2	706.5	251.7	454.8
Substandard loans	3	417.3	65.6	351.7
Past due loans (3 months or more)	4	72.6	11.8	60.8
Restructured loans	5	344.7	53.8	290.9
Total (A)	6	1,218.1	336.4	881.7

Normal assets	7	136,529.8	6,449.0	130,080.8
Grand total (B)	8	137,748.0	6,785.5	130,962.5
				(%)
NPL ratio (A/B)	9	0.88	0.21	0.67

Amount of direct reduction		252.0	9.0	243.0
SMBC non-consolidated				(Billions of yen)
		December 31, 2025		March 31, 2025
			Change from March 31, 2025
Bankrupt and quasi-bankrupt loans	10	60.4	4.6	55.8
Doubtful loans	11	528.9	205.5	323.5
Substandard loans	12	218.4	61.2	157.2
Past due loans (3 months or more)	13	23.7	2.0	21.7
Restructured loans	14	194.7	59.2	135.6
Total (A)	15	807.7	271.2	536.5

Normal assets	16	127,671.2	4,800.7	122,870.5
Grand total (B)	17	128,478.9	5,072.0	123,406.9
				(%)
NPL ratio (A/B)	18	0.63	0.20	0.43

Amount of direct reduction		186.6	(11.2)	197.8

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated								(Billions of yen)
		December 31, 2025					March 31, 2025
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2025	Gains	Losses
Held-to-maturity securities	1	3,523.4	(102.3)	(96.1)	0.0	102.3	274.4	(6.2)
Other securities	2	36,408.2	3,543.8	737.8	4,280.0	736.2	39,776.8	2,806.0
Stocks	3	3,611.1	2,559.1	598.2	2,560.1	1.0	3,045.2	1,960.9
Bonds	4	8,948.0	(224.9)	(80.1)	7.6	232.5	13,893.5	(144.8)
Japanese government bonds	5	6,538.5	(98.0)	(45.6)	0.0	98.0	11,180.5	(52.4)
Others	6	23,849.2	1,209.6	219.7	1,712.3	502.7	22,838.1	989.9
Foreign bonds	7	18,654.6	(322.8)	126.3	114.8	437.6	17,424.7	(449.1)
Other money held in trust	8	0.5	—	—	—	—	0.5	—
Total	9	39,932.1	3,441.5	641.7	4,280.1	838.5	40,051.7	2,799.8
Stocks	10	3,611.1	2,559.1	598.2	2,560.1	1.0	3,045.2	1,960.9
Bonds	11	12,418.7	(327.2)	(176.2)	7.6	334.8	14,167.9	(151.0)
Others	12	23,902.4	1,209.6	219.7	1,712.4	502.7	22,838.6	989.9

SMBC non-consolidated								(Billions of yen)
		December 31, 2025					March 31, 2025
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2025	Gains	Losses
Held-to-maturity securities	13	3,046.2	(95.0)	(93.8)	—	95.0	22.3	(1.2)
Stocks of subsidiaries and affiliates	14	5,234.4	(3.2)	66.9	12.9	16.1	5,009.8	(70.1)
Other securities	15	29,690.8	2,380.2	605.8	3,102.7	722.5	33,564.6	1,774.4
Stocks	16	3,188.4	2,355.7	538.5	2,356.6	0.9	2,693.6	1,817.2
Bonds	17	8,959.7	(216.7)	(75.8)	7.6	224.3	13,835.1	(140.9)
Japanese government bonds	18	6,356.2	(95.3)	(42.9)	0.0	95.3	11,180.5	(52.4)
Others	19	17,542.7	241.2	143.1	738.5	497.2	17,035.9	98.2
Foreign bonds	20	13,498.0	(357.3)	101.6	74.9	432.3	12,711.0	(458.9)
Total	21	37,971.4	2,282.1	578.9	3,115.6	833.6	38,596.7	1,703.2
Stocks	22	3,488.4	2,357.7	538.9	2,358.7	0.9	2,987.9	1,818.9
Bonds	23	12,005.9	(311.7)	(169.6)	7.6	319.3	13,857.4	(142.1)
Others	24	22,477.2	236.0	209.6	749.3	513.3	21,751.3	26.4

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Net unrealized gains (losses) are measured based on the market prices of securities as of the balance sheet date.
	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Sumitomo Mitsui Financial Group

5. Deposits and loans

SMBC non-consolidated			(Billions of yen)
	December 31, 2025		March 31, 2025
		Change from March 31, 2025
Domestic deposits	128,755.9	(2,068.4)	130,824.3
Individual	62,955.2	1,736.1	61,219.1
Note : The figures above exclude negotiable certificates of deposit and offshore banking accounts in Japan.
Loans and bills discounted	109,673.4	5,157.8	104,515.6
Domestic offices (excluding offshore banking accounts)	70,429.0	2,983.9	67,445.1
Overseas offices and offshore banking accounts	39,244.4	2,173.9	37,070.5